Rule 461(a) Acceleration Request

December 17, 2018

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FUNDVANTAGE TRUST Post-Effective Amendment to Registration Statement on Form N-1A File Nos. 333-141120 and 811-22027 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), FundVantage Trust (the “Registrant”) and Foreside Funds Distributor LLC, as the principal underwriter of the shares of the Registrant, hereby request that the Commission declare the Registrant’s Post-Effective Amendment No. 200 to its Registration Statement on Form N-1A, effective on December 21, 2018.

You may direct any questions or comments concerning this request to John P. Falco, Esq. of Pepper Hamilton LLP (215) 981-4659 or, in his absence, to John M. Ford at (215) 981-4009.

FUNDVANTAGE TRUST

By:	/s/ Joel L. Weiss
Joel L.Weiss
President

FORESIDE FUNDS DISTRIBUTOR LLC

By:	/s/ Mark A. Fairbanks
Mark A. Fairbanks
Vice President